Exhibit (h)(d)(4)(c)

SCHEDULE A

to the

Expense Limitation Agreement

For the Pacific Dynamix Portfolios of Pacific Select Fund1

Portfolio	Expense Limitation[2]	Effective Date of Current Limit	Expiration Date
Pacific Dynamix – Conservative Growth	0.59%	May 1, 2017	April 30, 2018
Pacific Dynamix – Moderate Growth	0.59%	May 1, 2017	April 30, 2018
Pacific Dynamix – Growth	0.59%	May 1, 2017	April 30, 2018

Effective: May 1, 2017

PACIFIC SELECT FUND

By: /s/ Howard T. Hirakawa	By: /s/ Laurene E. MacElwee
Name: Howard T. Hirakawa	Name: Laurene E. MacElwee
Title: Senior Vice President	Title: VP & Assistant Secretary

PACIFIC LIFE FUND ADVISORS LLC

By: /s/ Howard T. Hirakawa	By: /s/ Laurene E. MacElwee
Name: Howard T. Hirakawa	Name: Laurene E. MacElwee
Title: SVP, Fund Advisor Operations	Title: VP & Assistant Secretary

1 The Pacific Dynamix Underlying Portfolios currently have no expense limitations in place.

2 Maximum operating expense limit as a percentage of average net assets.